June 11, 2009
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Jeffrey Reidler, Assistant Director Mail Stop 4720

Re:	AMDL, Inc.
Form S-3 filed on May 15, 2008
File No. 333-159286
Ladies and Gentlemen:
AMDL, Inc, (“AMDL”) is pleased to respond to the staff’s May 29, 2009, comment letter. Each comment has been transcribed, with AMDL’s response immediately below. For Staff’s convenience, three copies, marked to show changes, have been forwarded to your attention.
          General
1.	Please amend your registration statement to include a discussion of the private placements that closed in September 2008, December 2008 and January 2009.

Response:

The Form S-3 has been amended to reflect that the Company was incorporated on July 25, 2003. AMDL has added a section to the S-3, as now amended, discussing each of such private placements. The discussion commences on page 14.

2.	We note that included among the 5,296,871 shares of common stock you wish to register are 1,044,992 shares issuable upon the exercise of warrants that have not yet been granted. It is premature to attempt to register such shares, as the underlying warrants are not outstanding. Please amend your registration statement to remove these shares.

Response:

The Form S-3 has been amended to remove from registration the 1,044,992 shares issuable upon the exercise of the warrants that will be granted upon the conversion of the 10% convertible promissory notes. The relevant pages that formerly referenced such shares are the cover page of the Prospectus, and pages 5, 6, and 17 to 22.
     Please also see an acknowledgement from AMDL set forth below. If you have any questions or comments regarding these responses, please feel free to contact me.
Very truly yours,
/s/ Randolf W. Katz
Randolf W. Katz
Cincinnati      Cleveland     Columbus      Costa Mesa      Denver     Houston      Los Angeles     New York     Orlando     Washington, DC

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Jeffrey Reidler, Assistant Director
June 11, 2009

          On behalf of AMDL, the following acknowledgments are made:
•	AMDL is responsible for the adequacy and accuracy of the disclosure made in its S-3 filings;

•	Staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the S-3 filings; and

•	AMDL may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMDL, Inc.

By:	/S/ Akio Ariura

Akio Ariura, Chief Operating Officer
and Chief Financial Officer

cc:	Douglas C. MacLellan
Akio Ariura
Richard H. Bruck, Esq.